Exhibit 99.B(m)(1)(b)

Exhibit A

Victory Portfolios II

CLASS A MASTER DISTRIBUTION PLAN

As Amended May 21, 2015

The Class A Master Distribution Plan has been adopted with respect to the following Funds:

Fund		Rate*
1.	Victory CEMP Market Neutral Income Fund	0.25	%*
2.	Victory CEMP US 500 Enhanced Volatility Wtd Index Fund	0.25	%*

* Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class A Shares.

Current as of December 5, 2017